UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HARRAH’S ENTERTAINMENT, INC.

HARRAH’S OPERATING COMPANY, INC.

(Name of Subject Companies (Issuer) and Filing Persons (Issuer))

Floating Rate Contingent Convertible Senior Notes due 2024

(Title of Class of Securities)

127687AA9

127687AB7

(CUSIP Number of Class of Securities)

Michael D. Cohen

Vice President, Associate General Counsel and Corporate Secretary

Harrah’s Entertainment, Inc.

One Caesars Palace Drive

Las Vegas, Nevada 89109

(702) 407-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a Copy to:

Monica K. Thurmond, Esq.

O’Melveny & Myers LLP

7 Times Square

New York, New York 10036

(212) 326-2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$513,999,495	$15,780
*	The transaction value shown is only for the purpose of calculating the filing fee. The amount shown assumes that $372,593,000 aggregate principal amount of the Floating Rate Contingent Convertible Senior Notes due 2024 are purchased at the offer price of $1,379.52 per $1,000 principal amount plus accrued and unpaid interest up to but excluding January 24, 2008. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2007, equals $30.70 per million of the transaction valuation.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Harrah’s Entertainment, Inc., a Delaware corporation (the “Parent”) and Harrah’s Operating Company, Inc. (the “Company” and, together with the Parent, the “Offerors”), and relates to the offer (the “Offer”) by the Offerors to purchase for cash any and all of the Company’s Floating Rate Contingent Convertible Senior Notes due 2024 (the “Floating Rate Contingent Convertible Notes” or the “Securities”) upon the terms and subject to the conditions set forth in the attached Offer to Purchase and Consent Solicitation Statement dated as of December 21, 2007 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter Transmittal and Consent. Copies of the Offer to Purchase and the related Letter of Transmittal and Consent are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The Offer will expire at 8:00 a.m., New York City time, on January 23, 2008, unless an Offer is extended or earlier terminated. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934.

All of the information set forth in the Offer to Purchase and the related Letter of Transmittal and Consent is incorporated by reference herein as set forth below.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under “Summary” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is Harrah’s Operating Company, Inc., and the name of the parent guarantor is Harrah’s Entertainment, Inc. The address of the Offerors’ principal executive offices is One Caesars Palace Drive, Las Vegas, Nevada 89109. The telephone number of its principal executive office is (702) 407-6000.

(b) Securities. This Schedule TO relates to the offers by the Offerors to purchase all the outstanding Securities. As of December 20, 2007, there were approximately $372,593,000 in aggregate principal amount of the Floating Rate Convertible Notes outstanding.

(c) Trading Market and Price. The information set forth in the Offer to Purchase under “Market and Trading Information” is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. This is an issuer tender offer. The information set forth under Item 2(a) above and in the Offer to Purchase under “Certain Information Concerning the Offerors” is incorporated herein by reference. The following table names each person specified in Instruction C to Schedule TO. Each such person’s business address is One Caesars Palace Drive, Las Vegas, Nevada 89109, and each such person’s business telephone number is (702) 407-6000.

Name	Position / Principal Occupations or Employment
Barbara Alexander	Director (Parent)

Charles L. Atwood	Director; Vice Chairman (Parent and Company)

Frank Biondi	Director (Parent)

Stephen F. Bollenbach	Director (Parent)

Stephen H. Brammell	Senior Vice President and General Counsel (Parent and Company)

Jonathan S. Halkyard	Senior Vice President, Chief Financial Officer and Treasurer (Parent and Company)

Name	Position / Principal Occupations or Employment
Ralph Horn	Director (Parent)

Thomas M. Jenkin	Western Division President (Parent and Company)

Janis L. Jones	Senior Vice President—Communications/Government Relations (Parent and Company)

Gary W. Loveman	Director; Chairman; Chief Executive Officer and President (Parent and Company)

R. Brad Martin	Director (Parent)

Gary Michael	Director (Parent)

Robert G. Miller	Director (Parent)

David W. Norton	Senior Vice President—Relationship Marketing (Parent and Company)

John Payne	Central Division President (Parent and Company)

Boake A. Sells	Director (Parent)

Virginia E. Shanks	Senior Vice President, Acquisition Marketing

Timothy S. Stanley	Senior Vice President—Innovation and Gaming and Chief Information Officer (Parent and Company)

Mary H. Thomas	Senior Vice President—Human Resources (Parent and Company)

J. Carlos Tolosa	Eastern Division President (Parent and Company)

Christopher J. Williams	Director (Parent)

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in (i) the Offer to Purchase under “Summary,” “The Acquisition,” “Certain Significant Considerations,” “Terms of the Offers and the Consent Solicitations,” “Proposed Amendments” and “Certain United States Federal Income Tax Consequences” and (ii) the definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) on March 8, 2007 under “Summary—Vote Required for Approval” and “The Merger—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors” is incorporated herein by reference.

(b) Purchases. To the best of our knowledge, we will not purchase any Securities from any of our officers, directors or affiliates.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in (i) the Offer to Purchase under “Non-Convertible Notes Tender Offers and Consent Solicitations” and (ii) the definitive Proxy Statement on Schedule 14A filed with the SEC on March 8, 2007 under “Summary,” “The Special Meeting,” “The Merger—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors,” and “The Merger—Interests of Our Directors and Executive Officers in the Merger” is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Offer to Purchase under “Purpose of the Offers and Consent Solicitations” is incorporated herein by reference.

(b) Use of Securities Acquired. Any Securities submitted for purchase will be cancelled and retired.

(c) Plans. The information set forth in the definitive Proxy Statement on Schedule 14A filed with the SEC on March 8, 2007 under “Summary,” “The Special Meeting,” “Questions and Answers About the Special Meeting and the Merger; Background of the Merger,” “The Merger—Reasons for the Merger; Recommendations of the Special Committee and Our Board of Directors,” “The Merger—Interests of Our Directors and Executive Officers in the Merger” and “The Merger Agreement” is incorporated by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in (i) the Offer to Purchase under “Source and Amount of Funds” and (ii) the definitive Proxy Statement on Schedule 14A filed with the SEC on March 8, 2007 under “The Merger—Financing of the Merger” is incorporated herein by reference.

(b) Conditions. The information set forth in (i) the Offer to Purchase under “Sources and Amount of Funds” and (ii) the definitive Proxy Statement on Schedule 14A filed with the SEC on March 8, 2007 under “The Merger—Financing of the Merger” is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in (i) the Offer to Purchase under “Sources and Amount of Funds” and (ii) the definitive Proxy Statement on Schedule 14A filed with the SEC on March 8, 2007 under “The Merger—Financing of the Merger” is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. To the best of our knowledge, no Securities are beneficially owned by any person whose ownership would be required to be disclosed in this Item.

(b) Securities Transactions. To the best of our knowledge, none of the persons referenced in this Item have engaged in any transactions in the Securities during the 60 days preceding the date of this Schedule TO.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under “Dealer Managers, Information Agent and Depositary” and “Fees and Expenses” is incorporated by reference herein.

ITEM 10. FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth in: (i) Item 8 of the Parent’s Annual Report on Form 10-K for the year ended December 31, 2006, together with the attachments thereto, (ii) Item 1 of the Parent’s Quarterly Report on Form 10-Q for the period ended September 30, 2007 and (iii) Exhibit 12 to the Parent’s Annual Report on Form 10-K for the year ended December 31, 2006, are incorporated herein by reference. The Parent’s ratio of earnings to fixed charges for the nine months ended September 30, 2007 was 2.2x.

(b) Pro Forma Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) None.

(2) The Company is required to comply with federal and state securities laws and tender offer rules.

(3) The information set forth in the definitive Proxy Statement on Schedule 14A filed with the SEC on March 8, 2007 under “The Merger—Regulatory Approvals” is incorporated herein by reference.

(4) Not applicable.

(5) The information set forth in the definitive Proxy Statement on Schedule 14A filed with the SEC on March 8, 2007 under “The Merger—Litigation Related to the Merger” is incorporated herein by reference.

(b) Other Material Information. The information set forth in (i) the Offer to Purchase and the Letter of Transmittal and Consent and (ii) the definitive Proxy Statement on Schedule 14A filed with the SEC on March 8, 2007 is incorporated herein by reference.

ITEM 12. EXHIBITS.

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase and Consent Solicitation Statement dated December 21, 2007.

(a)(1)(ii)	Letter of Transmittal and Consent.

(a)(1)(iii)	Press Release issued by the Company on December 21, 2007.

(b)	None.

(d)(1)	Definitive Proxy Statement on Schedule 14A filed with the SEC on March 8, 2007 (incorporated herein by reference).

(g)	None.

(h)	None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

HARRAH’S ENTERTAINMENT, INC.
HARRAH’S OPERATING COMPANY, INC.

By:	/s/ Jonathan S. Halkyard
Name:	Jonathan S. Halkyard
Title:	Senior Vice President, Chief Financial Officer and Treasurer

Date: December 21, 2007

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase and Consent Solicitation Statement dated December 21, 2007.

(a)(1)(ii)	Letter of Transmittal and Consent.

(a)(1)(iii)	Press Release issued by the Company on December 21, 2007.

(b)	None.

(d)(1)	Definitive Proxy Statement on Schedule 14A filed with the SEC on March 8, 2007 (incorporated herein by reference).

(g)	None.

(h)	None.